UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Natrol, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

638789 10 7

(CUSIP Number)

BDL Investment Trust
Attn: Praxis Trustees LTD
PO Box 296 St. Peter Port
Guernsey, United Kingdom GY1 4NA

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued On the following pages)

(Pages 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638789 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDL Investment Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey Channel Islands Great Britain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 638789 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Praxis Trustees LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey Channel Islands Great Britain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,029,500 shares that may be issued upon exercise of a fully vested stock option held by the BDL Investment Trust.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,029,500 shares that may be issued upon exercise of a fully vested stock option held by the BDL Investment Trust.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,029,500 shares that may be issued upon exercise of a fully vested stock option held by the BDL Investment Trust.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 638789 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wayne M. Bos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.                    Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of Natrol, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The address of the principal executive offices of the Company is 21411 Prairie Street, Chatsworth, CA 91311.

ITEM 2.                    Identity and Background.

(a), (b) and (c) The following table provides certain information about each of the reporting persons (collectively, the “Reporting Persons”):

Name and Address	Citizenship or State of Incorporation/Organization	Principal Occupation or Employment

BDL Investment Trust (the “Trust”) PO Box 296 St. Peter Port Guernsey, United Kingdom GY1 4NA	Guernsey Channel Islands Great Britain	Trust Company

Praxis Trustees LTD (the “Trustee”) PO Box 296 St. Peter Port Guernsey, United Kingdom GY1 4NA	Guernsey Channel Islands Great Britain	Trustee of BDL Investment Trust

Wayne M. Bos c/o Natrol, Inc. 21411 Prairie Street Chatsworth, CA 91311	Australia	Chief Executive Officer and President of Natrol, Inc.

(d) and (e)     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in any of the reporting persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The natural person identified in this Item 2 has the citizenship disclosed in the above table.

ITEM 3.                    Source and Amount of Funds or Other Consideration.

In connection with the appointment of Wayne M. Bos as Chief Executive Officer and President of the Company, the Board of Directors of the Company determined to grant Mr. Bos or his designee fully vested option to purchase up to 6,029,500 shares of Common Stock (the “Shares”) with a strike price of $2.282 per share. The strike price was equal to the price of the last reported trade immediately prior to the time the Board of Directors determined to grant the option and reflected the fair market value of Natrol’s Common Stock at the time of the grant. No cash consideration was paid to the Company in connection with the grant.

ITEM 4.                    Purpose of Transactions.

As described herein, the option to purchase the Shares was granted in connection with the appointment of new Chief Executive Officer and President. No Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of this Schedule 13D.

ITEM 5.                    Interest in Securities of the Issuer.

(a) and (b)   On February 14, 2006, the Board of Directors of the Company determined to grant Mr. Bos or his designee a fully vested option to purchase the Shares. Pursuant to its terms, the option could not be exercised until the Company’s shareholders approve the grant.  The option to purchase shares was transferred to the BDL Investment Trust upon its creation on April 10, 2006. At the Company’s Annual Meeting held on June 8, 2006, the shareholders approved the grant of this option, at which time the Trustee acquired beneficial ownership of the Shares. As of June 8, 2006, the Trustee beneficially owns 6,029,500 shares of Common Stock, representing 32.4% of the 12,559,648 Shares outstanding as reported in publicly available information. In accordance with the rules governing determination of beneficial ownership, this percentage has been calculated assuming the option has been exercised. The Trustee has sole voting and dispositive power with respect to the Shares. Mr. Bos does not have the power to vote or to direct the vote, or to dispose or direct the disposition of such shares.

(c)           There have been no transactions in the Company’s common stock in the last 60 days by any of the persons listed in Section 5(a).

(d)           Mr. Bos and members of his family are the beneficiaries of the Trust and have pecuniary interest in the Shares.

(e)           Not applicable.

ITEM 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 5(c) of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.                    Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 99.1	Agreement re joint filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 19th day of June, 2006.

BDL INVESTMENT TRUST

By: Praxis Trustees LTD, its trustee

By:	/s/ Steve Cliff
Steve Cliff
Director

PRAXIS TRUSTEES LTD

By:	/s/ David M. Piesing
David M. Piesing
Director

/s/ Wayne Bos
Wayne Bos